Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Star Diamond Project plant correction results in significant grade increase

    Stock Symbol: SGF: TSX

    SASKATOON, Dec. 13 /CNW/ - George H. Read, P. Geo., Senior Vice President
Exploration, today announced that a weighing correction in the on-site diamond processing plant has resulted in a significant increase in diamond grade for all bulk sample and prefeasibility sample results. Since the February 2004 commissioning of the on-site processing plant, the belt scale weightometer, on the primary feed conveyor, has recorded weights for all kimberlite batches in imperial short tons (2,000 pounds) while all results have been reported in metric tonnes (1,000 kilograms). The correction of the kimberlite batch weights by the conversion of short tons to metric tonnes results in an overall decrease in the tonnes processed and a consequent increase in grade. The details of the change from reported to actual weight, and consequent grade, for the bulk sample and the additional prefeasibility sample, are listed in the table below. The short ton is a unit of mass equal to 2,000 pounds or
907.18474 kilograms or 0.90718474 metric tonnes. Grades are expressed in carats per hundred tonnes (cpht).

    <<
    -------------------------------------------------------------------------
    Kimberlite Sample      Reported    Actual    Carats    Reported   Actual
                            Weight     Weight   Recovered    Grade     Grade
                            (Short    (Metric               (cpht)    (cpht)
                             tons)    tonnes)
    -------------------------------------------------------------------------
    Bulk Sample
    Late Joli Fou         1,012.81     918.80       25.89      2.67     2.82
    -------------------------------------------------------------------------
    Bulk Sample
    Mid Joli Fou          4,061.60   3,684.62      231.20      5.69     6.27
    -------------------------------------------------------------------------
    Bulk Sample
    Early Joli Fou       22,762.14  20,649.47    3,791.72     16.66    18.36
    -------------------------------------------------------------------------
    Total Bulk Sample    27,836.55  25,252.89    4,048.81     14.54    16.03
    -------------------------------------------------------------------------
    Prefeasibility Bulk
    Sample (to date)      7,202.93   6,534.38    1,139.32     15.82    17.44
    -------------------------------------------------------------------------
    Total (to date)      35,039.48  31,787.27    5,188.13     14.81    16.32
    -------------------------------------------------------------------------

    The belt scale weightometer was not included in the original plant design but was considered a necessity that was added late in the construction of the plant in January 2004. The Ramsey Series 17-4 Belt Scale System weightometer was supplied by Thermo Ramsey Weighing and Inspection Division Canada Inc. of
Markham, Ontario but was manufactured by Thermo Electron Corporation of
Minneapolis, Minnesota. The default unit of weight of this weightometer manufactured in the United States was imperial short tons. The processing plant was manufactured and commissioned by Bateman Engineering of South Africa and if the weightometer had been sourced in South Africa the default unit would be metric tonnes. The default setting of imperial short tons has been used since the commissioning of the plant. The processor of the weightometer integrates the weight of all kimberlite fed into the plant and the processor can display the weight in a variety of units: short tons, metric tonnes, long tons, pounds and kilograms. It is a multi-step procedure to change the display from one unit to another and this change could not have been effected without careful programming. Recent maintenance of the weightometer by a Thermo Ramsey technician confirmed that the weightometer was set to record in short tons at the time of commissioning and geologists of A.C.A Howe International Limited who are responsible for the daily, continuous on-site audit of the processing plant confirm that the weightometer has recorded short tons since the time of commissioning.
    Senior Vice President Exploration, George Read, states: "Shore geologists, Project Managers and consultants have made every effort to apply rigorous quality control to the bulk sampling of the Star Kimberlite. It is fortunate that this incorrect reporting of mass units has a positive outcome for the actual diamond grade of the Star Kimberlite, determined from the bulk samples. A table is available on the Shore website (www.shoregold.com) that lists the corrected grades for all results reported to date from the Star
Kimberlite, up to and including Batch 109. All future kimberlite batches will be reported with true metric tonne weights. The Technical Report of March 16,
2005 will be updated to reflect the correct metric tonne weights. The overall grade increase that results from this weight correction has significant implications for the future economics of the Star Diamond Project."
    The prefeasibility study on Star, with a budget of approximately
$44 million, is now the largest work program outlined for any of the Fort a la
Corne kimberlites. The aim of the prefeasibility study is to define a National
Instrument 43-101 compliant mineral reserve for the Star Kimberlite. Senior
Vice President Exploration, George Read, Professional Geoscientist in the
Provinces of Saskatchewan and British Columbia, is the Qualified Person
responsible for the verification and quality assurance of analytical results.
Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX
Exchange under the trading symbol "SGF".

    >>
    %CIK: 0001283176

    /For further information: please contact: Kenneth E. MacNeill, President
& C.E.O.; or George H. Read, P. Geo., Senior Vice President Exploration or
Pieter Du Plessis, Project Leader at (306) 664-2202./
    (SGF.)

CO:  Shore Gold Inc.

CNW 09:49e 13-DEC-05